GKN plc

GKN Corporate Centre
PO Box 55, Ipsley House, Ipsley Church Lane, Redditch,
Worcestershire B98 0TL, England
Tel +44 (0)1527 517715 Fax +44 (0)1527 517700

23 January 2002

The United States Securities and Exchange Commission,
Division of Corporate Finance,
Room 3094 (3-6),
450 5th Street,
Northwest,
Washington DC 20549,
USA.

Exemption File 82-5204

New GKN PLC

Dear Sir,

For your information I enclose a copy of an announcement sent to the London Stock Exchange on 23 January 2002.

Yours faithfully,

S. DeRitter

pp **David Pavey**
Assistant Company Secretary

Enc.

COMPLIANCE/SEC/COR/notification of press release

GKN plc

GKN Corporate Centre
PO Box 55, Ipsley House, Ipsley Church Lane, Redditch,
Worcestershire B98 0TL, England
Tel +44 (0)1527 517715 Fax +44 (0)1527 517700

DGP/sdr

23 January 2002

The Secretary
Company Announcements Office
London Stock Exchange
Old Broad Street
London
EC2N 1HP

Dear Sir,

I am writing to inform you that GKN's preliminary results for 2001 and the proposed 2001 final dividend will be announced on Thursday, 7 March 2002.

Yours faithfully,

David Pavey
Assistant Company Secretary

cc: Mr N M Stein
Mr G Denham
Mr P Baillie
Mrs J M Felton
Mr D L Rood
Mr C Byrne, Cazenove
Ms R Holmes, UBS Warburg
The United States Securities and Exchange Commission (EX. File 82-5204)
The Bank of New York

AVS NO. 687356

K:\Compliance\LSE\Cor\Announcement of final results.doc